BART AND ASSOCIATES, LLC

Attorneys at Law

May 22, 2015

Via SEC Edgar Submission

Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Ziwira, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: April 17, 2015
File No. 333-203471

Dear Ms. Mills-Apenteng:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and lack of assets. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 37, to indicate that you are a shell company, or advise.

Answer to Comment 1: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is a development stage company that is actively and aggressively pursuing its business plan, which is to develop an online platform in order to feature information, user services and products, the company believes that is has operations that are not “nominal”. Additionally, the Company is actively attempting to complete its website in order to generate revenue through a user base. The Company believes that once its website/portal are complete, it will be able to obtain and retain a user base and begin generating revenue. Due to the fact that the company is a development stage company that is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company strongly believes that it is not currently, and has never been, a “shell company”.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 22, 2015

Facing Page

Comment 2: Refer to footnote (3) below the fee table. Please cite to the provisions of Securities Act Rule 457 upon which you rely, in accordance with Form S-1. In addition, please reconcile the per share price in the last paragraph below the fee table with the per share price in the fee table.

Answer to Comment 2: The footnote and paragraph below the fee table have been revised to comply with Comment 2.

Cover Page

Comment 3: Given that yours is a best efforts, no minimum offering, please revise the first paragraph, and elsewhere as appropriate, to eliminate references to the $7,000,000 “aggregate offering price” since the sale of all the shares offered is not assured. Similarly, it appears that you should remove references to the net amount from the cover page.

Answer to Comment 3: The changes listed in Comment 3 have been added to the revised registration statement.

Comment 4: Please identify the names of the persons who will be selling the shares on behalf of the company.

Answer to Comment 4: The names of the sellers, which are the Company’s two officers and directors, have been added to the revised registration statement.

Summary of Prospectus, page 4

Comment 5: Consistent with your disclosures elsewhere, please disclose in this section that you plan to initially market to users in the Middle East and the United States.

Answer to Comment 5: The disclosure listed in Comment 5 has been added to the revised registration statement.

General Information about Our Company, page 4

Comment 6: Please disclose your telephone number. Refer to Item 503(b) of Regulation S-K.

Answer to Comment 6: The Company’s phone number has been added to the last paragraph of the section referenced in Comment 6.

The Offering, page 5

Comment 7: Please revise your discussion of net proceeds to the company to reflect the range of possible outcomes if, for example, 10%, 25%, 75% and 100% of the shares are sold. In addition, please deduct the approximate costs associated with the offering, which total more than $47,000 as reflected on page 43, when referring to the net amount.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 22, 2015

Answer to Comment 7: The percentages of net proceeds to the Company have been added to the section titled “The Offering”. None of the offering proceeds are being used to pay the costs associated with the offering, as all of those fees will be paid prior to effectiveness of the registration statement.

Risk Factors, page 7

Comment 8: Given your cover page disclosure that the subscription funds will not be held in escrow, please tell us what consideration you gave to providing appropriate risk factor disclosure.

Answer to Comment 8: A risk factor has been added to disclose the lack of escrow account as part of the offering.

Our independent auditors have expressed substantial doubt…, page 8

Comment 9: Please expand your disclosure to include the risks from a higher cost of debt as a result of your going concern limitation.

Answer to Comment 9: The disclosure in Comment 9 has been added to the revised registration statement.

Our Officer and directors have limited public company experience…, page 8

Comment 10: You disclose in this risk factor that there are no potential conflicts and that you do not believe there will be future conflicts of interest related to your officers and directors. We note, however, that Mr. Haddad holds positions at various other companies, including UAE Dubai Oil Company. According to your website, oil and gas companies are potential affiliates. Please revise this risk factor and your discussion under the caption “Conflicts of Interest” on page 35 to disclose any potential conflicts as well as any procedures you have in place to address conflicts.

Answer to Comment 10: The website www.ziwira.org is not the website for the Company. The Company website, www.ziwira.com, lists a countdown for the launch date. The website www.ziwira.org is no longer active. Ziwira, Inc. is not planning to partner with oil and gas companies at this time.

Because our common stock is not registered…, page 14

Comment 11: Please disclose the inapplicability of the third-party tender offer rules and short-swing trading rules for companies with reporting obligations under Exchange Act Section 15(d).

Answer to Comment 11: The disclosure listed in Comment 11 has been added to the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 22, 2015

Use of Proceeds, page 16

Comment 12: This section requires significant revision. Please revise the initial paragraph and the table so that references to “net proceeds” refer consistently to proceeds net of the costs associated with the offering as reflected on page 43. In this regard, the table should include a line item for offering costs. In addition, the presentation should be revised to present the range of possible outcomes, including the possibility that 100% of the shares are sold, in a single table.

Answer to Comment 12: The lower table has been revised to disclose the possible outcomes if 25%, 50%, 75% and 100% of the proceeds are received. None of the proceeds from the offering will be used to pay for the costs associated with the offering.

Comment 13: Given that you are not required to sell any specific dollar amount of securities, please include in your table at the bottom of page 16 how you expect to disburse net proceeds if you sell 10% of the total offering amount. Also expand the information beginning on page 17 to disclose dilution when selling 10% of the proceeds.

Answer to Comment 13: The disclosures listed in Comment 13 have been added to the revised disclosure statement.

Description of Our Business, page 22

Comment 14: The description of your business appears to be inconsistent with the disclosure in the Corporate Profile and other portions of your website. For example, we note claims on your website that you cater to businesses, government organizations, small and medium enterprises, and consumers. We also note reference to specific features of your website, such as the ability of sellers to use user-tracking reports. In addition, you claim that you:

  are the largest online marketplace connecting buyers and suppliers in a hard-to-reach market;
  have monthly traffic of millions of visitors; and
  have five monthly magazines on general environmental news, children, wildlife, fashion and lifestyle, and food.

Please provide support for these claims and revise your document to provide consistent disclosure or revise your claims and statements as applicable.

Answer to Comment 14: The disclosures listed in Comment 14 are from the website address www.ziwira.org, which is not the corporate website for the Company. The website for the Company is www.ziwira.com. Mr. Merza is the CEO of a Dubai company named Ziwira FZE, which was presented on the www.ziwira.org website. Additional disclosure has been made to the bio for Mr. Merza related to Ziwira FZE. Ziwira FZE is an unrelated company to the Delaware entity Ziwira, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 22, 2015

Government Approval and Government Industry Regulation, page 24

Comment 15: In light of your risk factor discussion on page 12 addressing international law and the risks of operating your business in the Middle East, please tell us what consideration you gave to discussing specific government approvals and regulations that you believe could impact your business plans to distribute your planned products in the Middle East.

Answer to Comment 15: The Company does not believe that it will encounter any specific government regulations or that it will require any governmental approvals as the Company will be operating an online website, with content related only to the green industry. The Company’s website will act as a marketplace, and the Company will not be selling any physical products or services to citizens of the countries in the Middle East.

Employees and Employment Agreements, page 24

Comment 16: Please disclose the number of hours that Messrs. Merza and Haddad will devote to your business on a weekly basis. Consider expanding an existing, or including a separate, risk factor to highlight the risk relating to their limited time commitment, particularly in light of the numerous positions currently held by Mr. Haddad, as disclosed on page 34.

Answer to Comment 16: The disclosure listed in Comment 16 has been added to the revised disclosure statement.

Description of Property, page 25

Comment 17: You disclose on your website that you are headquartered in Dubai. Please advise or revise your disclosure, including the disclosure on page 28, and file any related material agreements.

Answer to Comment 17: The website www.ziwira.org is not the website for the Company. Ziwira, Inc., with the website www.ziwira.com, is headquartered in New York.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 28

Comment 18: Please file the two agreements entered into in February 2015 or tell us why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Answer to Comment 18: The Company does not believe that the two agreements for consulting and legal services are required to be filed. Pursuant to Item 601(b)(10)(i), the contracts were made in the ordinary course of business to retain accounting and legal services related to the operation of its business. In addition, pursuant to Item 601(b)(10)(ii), the contracts for legal and accounting services are not contracts to which directors, officers, promoters, voting trustees, security holders named in the registration statement or underwrites are a party, are not contracts upon which the registrant’s business is substantially dependent (as is described in subparagraph (B)), are not related to the acquisition or sale of any property, and are not related to a material lease.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

May 22, 2015

Plan of Operations, page 29

Comment 19: Please tell us the objective basis for your statement that “[o]perating revenues are expected to be significant in fiscal year 2016….” Alternatively, consider removing this statement.

Answer to Comment 19: The language related to “significant” revenues has been removed in the revised registration statement.

Liquidity and Capital Resources, page 30

Comment 20: You state both that “[m]anagement believes that its revenue stream will be sufficient to fund its operations over the next twelve months” (page 22) and that “[w]e expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business…” (emphasis added). Please reconcile. Include appropriate risk factor disclosure as warranted.

Answer to Comment 20: The disclosure on page 22 has been removed from the revised registration statement, and additional language has been added to the risk factors related to the disclosure listed on page 30.

Exhibits, page 45

Comment 21: It appears from your disclosure in the Description of Securities that you amended the Articles of Incorporation; however, you have not filed an amendment as an exhibit to the registration statement. Please advise.

Answer to Comment 21: The language related to an amendment was included in error, and has been removed from the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Ziwira, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com